Exhibit 99.1

April 30, 2021

MEDIROM Healthcare Technologies Inc. Announces The Acquisition of Relaxation Salon Business under the Brand Name of “Ruam Ruam”

New York — April 30, 2021 — MEDIROM Healthcare Technologies Inc. (NasdaqCM:MRM), a leading holistic health services provider in Japan (the “Company”), announced today that MEDIROM has acquired 100% ownership of SAWAN CO. LTD. (“SAWAN”), a relaxation salon operator of “Ruam Ruam” from BOX GROUP Co., Ltd., a Japanese holding company specializing in beauty and spa products and services.  Ruam Ruam is a luxury relaxation salon brand, which is characterized with Oriental relaxation techniques to fit the needs and preferences of the Japanese consumer.  SAWAN directly operates eight (8) salons across the Tokyo metropolitan area.

In addition, SAWAN entered into an agreement with Nine Roots Co., LTD., the sole franchisee of Ruam Ruam, to acquire its five (5) franchised salons across the Tokyo metropolitan area. After the acquisition of the franchised salons and related salon consolidation, SAWAN will directly operate ten (10) salons under MEDIROM’s ownership.

“This acquisition follows closely our ongoing strategy to attract and acquire assets that expand our presence throughout Japan, providing therapeutic and relaxation services to the Japanese consumer utilizing a familiar and reliable brand,” commented MEDROM Founder and CEO Kouji Eguchi.  “We anticipate incorporating Ruam Ruam’s ten salons into our network, which will provide the opportunity to utilize our existing salon management capabilities, including salon operation management, recruiting platform, and our Re.Ra.Ku college training platform to generate synergies from this acquisition, expanding and enhancing the Company’s overall brand portfolio and geographic coverage.”

The acquisition is scheduled to be closed on May 6, 2021. The purchase price will be paid by cash on hand and non-interest-bearing short-term liabilities. No shares will be issued to the seller or its affiliates.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 302 relaxation salons as of February 2021, across Japan centered around Re.Ra.Ku™, which aims to provide holistic health services. In 2015, MEDIROM entered the health tech business, and conducted specific health guidance and constitution improvement programs, On-demand training app “Lav™.” MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Tracker™.” Currently, MEDIROM is continuing development work with the goal of commercializing the product. In the future, MEDIROM plans to expand the scope of its business to include data analysis based on the lifestyle data that has been accumulated since its founding.

Contacts:

Investor Relations Team

ir@medirom.co.jp

Public Relations Team

press@medirom.co.jp